ETFis Series Trust 485BPOS

Exhibit 99.(h)(4)(a)

ETFIS SERIES TRUST I

AMENDMENT TO ADMINISTRATIVE SERVICES AGREEMENT

THIS AMENDMENT (the “Amendment”) dated as of the 23rd day of June 2026, to the Administrative Services Agreement, dated as of August 26, 2013 (the “Administrative Services Agreement”), is entered into by and between ETFIS SERIES TRUST I (the “Trust”), a Delaware statutory trust registered as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), and VIRTUS ETF SOLUTIONS, LLC, a Delaware limited liability company with its principal place of business at 1301 Avenue of the Americas, 14th Floor, New York, NY 10019 (the “Administrator”).

WHEREAS, each of the Trust and the Administrator is a party to the Administrative Services Agreement; and

WHEREAS, each of the Trust and the Administrator desires to replace Exhibits A and C.

NOW, THEREFORE, the parties agree as follows:

1.       Exhibit A to the Administrative Services Agreement is hereby deleted in its entirety and replaced with Exhibit A attached hereto.

2.       Exhibit C to the Administrative Services Agreement is hereby deleted in its entirety and replaced with Exhibit C attached hereto.

3.       Except to the extent amended hereby, the Administrative Services Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

ETFis SERIES TRUST I		VIRTUS ETF SOLUTIONS, LLC

By:	/s/ William J. Smalley	By:	/s/ Daphne Chisolm
	William J. Smalley, President		Daphne Chisolm, Vice President

EXHIBIT A

Series of the Trust

(As of June 23, 2026)

The following Funds are covered under this agreement:

InfraCap MLP ETF

InfraCap REIT Preferred ETF

Virtus Biotech Clinical Trials ETF

Virtus Biotech ETF

Virtus InfraCap Preferred and Income Securities ETF

Virtus InfraCap U.S. Preferred Stock ETF

Virtus Newfleet Multi-Sector Bond ETF

Virtus Private Credit Strategy ETF

Virtus Real Asset Income ETF

Virtus Reaves Utilities ETF

EXHIBIT C

(As of June 23, 2026)

A. Fund Operations and Administration

The Adviser will pay to the Administrator as compensation for the Administrator’s services rendered, a fee, computed daily at an annual rate based on the greater of (1) the minimum fee or (2) the average daily net assets of the respective Fund in accordance with the following fee schedule:

InfraCap MLP ETF	$30,000	0.03%

InfraCap REIT Preferred ETF	$15,000	0.01%

Reaves Utilities ETF	$30,000	0.01%

Virtus Biotech Clinical Trials ETF	$10,000	0.01%

Virtus Biotech ETF	$25,000	0.01%

Virtus InfraCap Preferred and Income Securities ETF	$ 0	0.01%

Virtus InfraCap U.S. Preferred Stock ETF	$15,000	0.03%

Virtus Newfleet Multi-Sector Bond ETF	$ 0	0.01%

Virtus Private Credit Strategy ETF	$ 0	0.01%

Virtus Real Asset Income ETF	$ 0	0.01%

B. Out-Of-Pocket and Related Expenses

The Adviser shall also reimburse Administrator for reasonable out-of-pocket and related expenses incurred in the provision of services pursuant to this Agreement, including but not limited to the following: communications; postage and delivery services; record storage and retention; and reproduction.